UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Gamida cell ltd.
(Name of Issuer)
ordinary shares, par value nis 0.01 per share
(Title of Class of Securities)
M47364100
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M47364100
(1) Names of Reporting Persons.
Gabriel Capital Management Ltd.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Israel
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	2,682,461*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	2,682,461*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,682,461*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	10.5%*
(12) Type of Reporting Person (See Instructions) IA

* Beneficial ownership percentage is based upon 24,930,736 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Gamida Cell Ltd. (the “Company”), issued and outstanding as of December 31, 2018, based on information provided by the Company.  Gabriel Capital Management Ltd. (“GCM”) is the management company to Shavit Capital Fund III (US), L.P. (“Shavit III”), Shavit Capital Fund 3 (Israel), L.P. (“Shavit 3”), Shavit Capital Fund IV (US), L.P. (“Shavit IV”) and Shavit Capital Fund 4 (Israel), L.P. (“Shavit 4”) (collectively with Shavit III, Shavit 3, Shavit IV and Shavit 4, the “Shavit Funds”), and Gabriel Leibler (“Mr. Leibler” and, together with GCM, the “Reporting Persons”) is the sole shareholder of the sole shareholder of GCM. As of December 31, 2018, Shavit III held 1,036,657 Ordinary Shares and warrants to purchase up to 376,311 Ordinary Shares, Shavit 3 held 144,174 Ordinary Shares and warrants to purchase up to 52,336 Ordinary Shares, Shavit IV held 512,608 Ordinary Shares and warrants to purchase up to 186,079 Ordinary Shares and Shavit 4 held 274,611 Ordinary Shares and warrants to purchase up to 99,685 Ordinary Shares.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, GCM and Mr. Leibler may be deemed to beneficially own the 1,968,050 Ordinary Shares and the 714,411 Ordinary Shares underlying the warrants held in the aggregate by the Shavit Funds, or approximately 10.5% of the Ordinary Shares deemed to be issued and outstanding as of December 31, 2018.

CUSIP NO. M47364100
(1) Names of Reporting Persons.
Gabriel Leibler
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Israel
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	58,225*
	(6) Shared Voting Power	2,682,461*
	(7) Sole Dispositive Power	58,225*
	(8) Shared Dispositive Power	2,682,461*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,740,686*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	10.7%*
(12) Type of Reporting Person (See Instructions) IN

* Beneficial ownership percentage is based upon 24,930,736 Ordinary Shares of the Company issued and outstanding as of December 31, 2018, based on information provided by the Company.   GCM is the management company to the Shavit Funds and Mr. Leibler is the sole shareholder of the sole shareholder of GCM. As of December 31, 2018, Shavit III held 1,036,657 Ordinary Shares and warrants to purchase up to 376,311 Ordinary Shares, Shavit 3 held 144,174 Ordinary Shares and warrants to purchase up to 52,336 Ordinary Shares, Shavit IV held 512,608 Ordinary Shares and warrants to purchase up to 186,079 Ordinary Shares and Shavit 4 held 274,611 Ordinary Shares and warrants to purchase up to 99,685 Ordinary Shares, and Mr. Leibler held 10,595 Ordinary Shares and warrants to purchase up to 47,630 Ordinary Shares.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Leibler may be deemed to beneficially own the 1,968,050 Ordinary Shares and the 714,411 Ordinary Shares underlying the warrants held in the aggregate by the Shavit Funds, and the 10,595 Ordinary Shares and warrants to purchase up to 47,630 Ordinary Shares held directly by Mr. Leibler, or, in the aggregate, approximately 10.7% of the Ordinary Shares deemed to be issued and outstanding as of December 31, 2018.

Item 1(a). Name Of Issuer
Gamida Cell Ltd. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices
5 Nahum Heftsadie Street Givaat Shaul, Jerusalem 91340 Israel
Item 2(a). Name of Person Filing

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Gabriel Capital Management Ltd. (“GCM”), the management company to (a) Shavit Capital Fund III (US), L.P (“Shavit III”) that is the holder of 1,036,657 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) and warrants to purchase up to 376,311 Ordinary Shares of the Company, (b) Shavit Capital Fund 3 (Israel), L.P., (“Shavit 3”) that is the holder of 144,174 Ordinary Shares and warrants to purchase up to 52,336 Ordinary Shares of the Company, (c) Shavit Capital Fund IV (US), L.P., (“Shavit IV”) that is the holder of 512,608 Ordinary Shares and warrants to purchase up to 186,079 Ordinary Shares of the Company, and (d) Shavit Capital Fund 4 (Israel), L.P., (“Shavit 4”) that is the holder of 274,611 Ordinary Shares and warrants to purchase up to 99,685 Ordinary Shares of the Company (collectively with Shavit III, Shavit 3, Shavit IV and Shavit 4, the “Shavit Funds”); and (ii) Gabriel Leibler, as the sole shareholder of the sole shareholder of GCM and the holder of 10,595 Ordinary Shares and warrants to purchase 47,630 Ordinary Shares of the Company (“Mr. Leibler” and, together with GCM, the “Reporting Persons”).

The 2,682,461 Ordinary Shares and the 714,411 Ordinary Shares underlying the warrants held in the aggregate by the Shavit Funds, which constitute approximately 10.5% of the Ordinary Shares deemed to be issued and outstanding as of December 31, 2018, may be deemed to be beneficially owned (x) indirectly by GCM, as the management company to the Shavit Funds, and (y) indirectly by Mr. Leibler, as the sole shareholder of the sole shareholder of GCM.

Mr. Leibler may be deemed to beneficially own the 1,968,050 Ordinary Shares and the 714,411 Ordinary Shares underlying the warrants held in the aggregate by the Shavit Funds, and the 10,595 Ordinary Shares and warrants to purchase up to 47,630 Ordinary Shares held directly by Mr. Leibler, or approximately 10.7% of the Ordinary Shares deemed to be issued and outstanding as of December 31, 2018.

Item 2(b). Address of Principal Business Office or, if None, Residence
The address for the Reporting Persons is: Jerusalem Technology Park – Malcha Derech Agudat Sport HaPo’el 1, Building 1, Entrance B, 4th Floor, Jerusalem, Israel..

Item 2(c). Citizenship
GCM is organized under the laws of Israel. Mr. Leibler is an Israeli citizen.
Item 2(d). Title of Class of Securities
Ordinary Shares, par value NIS 0.01 per share.
Item 2(e). CUSIP No.
M47364100

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to GCM is as follows:
(a) Amount Beneficially Owned:	2,682,461*
(b) Percent of Class:	10.5%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0*
(ii) Shared power to vote or to direct the vote:	2,682,461*
(iii) Sole power to dispose or to direct the disposition of:	0*
(iv) Shared power to dispose or to direct the disposition of:	2,682,461*

As reported in the cover pages to this report, the ownership information with respect to Mr. Leibler is as follows:
(a) Amount Beneficially Owned:	2,740,686*
(b) Percent of Class:	10.7%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	58,225*
(ii) Shared power to vote or to direct the vote:	2,682,461*
(iii) Sole power to dispose or to direct the disposition of:	58,225*
(iv) Shared power to dispose or to direct the disposition of:	2,682,461*

* This report on Schedule 13G, is being jointly filed by (i) GCM, the management company to (a) Shavit Capital Fund III (US), L.P. (“Shavit III”) that is the holder of 1,036,657 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) and warrants to purchase up to 376,311 Ordinary Shares of the Company, (b) Shavit Capital Fund 3 (Israel), L.P., (“Shavit 3”) that is the holder of 144,174 Ordinary Shares and warrants to purchase up to 52,336 Ordinary Shares of the Company, (c) Shavit Capital Fund IV (US), L.P., (“Shavit IV”) that is the holder of 512,608 Ordinary Shares and warrants to purchase up to 186,079 Ordinary Shares of the Company, and (d) Shavit Capital Fund 4 (Israel), L.P., (“Shavit 4”) (collectively with Shavit III, Shavit 3, Shavit IV and Shavit 4, the “Shavit Funds”) that is the holder of 274,611 Ordinary Shares and warrants to purchase up to 99,685 Ordinary Shares of the Company; and (ii) Mr. Leibler, as the sole shareholder of the sole shareholder of GCM and the holder of 10,595 Ordinary Shares and warrants to purchase 47,630 Ordinary Shares.

The 2,682,461 Ordinary Shares and the 714,411 Ordinary Shares underlying the warrants held in the aggregate by the Shavit Funds, which constitute approximately 10.5% of the Ordinary Shares deemed to be issued and outstanding as of December 31, 2018, may be deemed to be beneficially owned (x) indirectly by GCM, as the management company to the Shavit Funds, and (y) indirectly by Mr. Leibler, as the sole shareholder of the sole shareholder of GCM.

Mr. Leibler may be deemed to beneficially own the 1,968,050 Ordinary Shares and the 714,411 Ordinary Shares underlying the warrants held in the aggregate by the Shavit Funds, and the 10,595 Ordinary Shares and warrants to purchase up to 47,630 Ordinary Shares held directly by Mr. Leibler, or, in the aggregate, approximately 10.7% of the Ordinary Shares deemed to be issued and outstanding as of December 31, 2018.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

GABRIEL CAPITAL MANAGEMENT LTD.

By:	/s/ Gabriel Leibler
Name: Gabriel Leibler
Title: Sole Director and Shareholder

/s/ Gabriel Leibler
Name: Gabriel Leibler

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
99. Joint Filing Agreement, dated as of February 14, 2019, by and between Gabriel Capital Management Ltd. and Gabriel Leibler